Segall Bryant & Hamill Trust

540 West Madison Street

Suite 1900

Chicago, IL 60661

July 31, 2020

Via E-MAIL AND EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	NAST Analysis for Proposed Reorganization of the Segall Bryant & Hamill Small Cap Value Dividend Fund into the Segall Bryant & Hamill Small Cap Value Fund, each a series portfolio of Segall Bryant & Hamill Trust (File No. 333-240059) (the “Registrant”)

Dear Ladies and Gentlemen:

On behalf of the Registrant, this letter provides a financial accounting and performance survivor analysis in respect of the proposed reorganization (the “Reorganization”) of the Segall Bryant & Hamill Small Cap Value Dividend Fund (the “Acquired Fund”) with and into the Segall Bryant & Hamill Small Cap Value Fund (the “Acquiring Fund” and together with the Acquired Fund, the “Funds”). The combined entity following the Reorganization is referred to as the “Combined Fund.” The proposed accounting and performance survivor for the Reorganization is the Acquiring Fund.

Overview. On July 23, 2020, Segall Bryant & Hamill, LLC, investment adviser to the Acquired Fund and the Acquiring Fund (the “Adviser”), following approval by the Registrant’s Board of Trustees, filed the prospectus/proxy registration statement of the Registrant on Form N-14 for the Reorganization (Accession No. 0001398344-20-014214) (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”).

The Segall Bryant & Hamill Small Cap Value Dividend Fund is proposed to reorganize into the Segall Bryant & Hamill Small Cap Value Fund, a larger existing series of the Registrant advised and directly managed by the Adviser.

NAST Analysis. The analysis below is based on guidance provided by the American Institute of Certified Public Accountants in the AICPA Accounting and Audit Guide for Investment Companies with Conforming Changes as of May 1, 2003 (the “Audit Guide”), regarding the surviving entity for financial reporting purposes, and the Accounting Policy Subcommittee of the Accounting/Treasurer’s Committee of the Investment Company Institute (“ICI”) in a white paper on fund mergers dated March 1, 2004 (“ICI White Paper”), regarding accounting survivors, as well as on the guidance of the SEC Staff set forth in North American Security Trust, SEC No-Action Letter (Aug. 5, 1994) (the “NAST Letter”), relating to performance survivors. The Audit Guide states that although the legal survivor would normally be considered the accounting survivor of a fund reorganization, continuity and dominance in one or more of certain factors may lead to a determination that the target fund should be considered the accounting survivor. In the NAST Letter, the SEC Staff confirmed that, generally, the survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund. In determining whether a surviving fund may use the historical performance of one of several predecessor funds, the SEC Staff stated in the NAST Letter that funds should compare the attributes of the surviving fund and the predecessor funds to determine which predecessor fund the surviving fund most closely resembles. The SEC Staff in the NAST Letter and the ICI White Paper generally identify the same factors that funds should compare in making this determination as those identified in the Audit Guide, and are referred to as the “NAST Analysis.”

The ICI White Paper identifies the following factors, in order of relative importance, to apply in determining the proper accounting and performance surviving entity under the NAST Analysis:1

1. Portfolio Management. One of the primary factors in determining the accounting and performance survivor is the surviving management structure. The Combined Fund will be managed by the portfolio management team currently managing the Acquiring Fund. This factor therefore favors the Acquiring Fund as the accounting and performance survivor given the continuity of management of its portfolio management team in managing the Combined Fund.

2. Portfolio Composition. The Combined Fund will be managed in accordance with the investment strategies historically used for the Acquiring Fund. The principal investment strategies of the Acquired Fund and the Acquiring Fund are similar in certain respects, including an approach where both focus on investments in equities of small-cap companies using a value style of investing. The Acquiring Fund however maintains a broader investment mandate with respect to dividend and non-dividend paying companies whereas the Acquired Fund maintained a more focused investment mandate for dividend paying companies. The continuity of investment approach based on a broader investment mandate within the universe of small-cap companies, and the larger size of the Acquiring Fund vs. the Acquired Fund (approximately $235 million vs. $60 million, respectively), effectively mean that the portion of the combined portfolio attributable to the Acquiring Fund will experience less change in its composition over time than the portion of the portfolio attributable to the Acquired Fund. This factor therefore favors the Acquiring Fund as the accounting and performance survivor.

3. Investment Objectives, Policies and Restrictions. The investment objective of each of the Acquired Fund and the Acquiring Fund is the same: each of the Acquiring Fund and the Acquired Fund seek to achieve long-term capital appreciation. Each of the Acquired Fund and the Acquiring Fund seeks to achieve its investment objective by investing in, under normal circumstances, at least eighty percent (80%) of the value of each Fund’s net assets plus any borrowings for investment purposes in equity securities of small-cap companies. The Small Cap Value Dividend Fund is also subject to a principal investment strategy whereby at least eighty percent (80%) of the value of the Fund’s net assets, plus any borrowings for investment purposes, is invested in small-capitalization dividend-paying companies, while the Small Cap Value Fund is not subject to such investment strategy.

Each of the Acquired Fund and the Acquiring Fund currently considers “small-capitalization companies” to be those included in, or similar in size to, those included in its benchmark index, the Russell 2000® Value Index, at the time of purchase. As of June 30, 2020, the benchmark capitalization range was $5.0 million to $5.0 billion. As of June 30, 2020, the weighted average market capitalization of the benchmark index was approximately $1.7 billion as compared to approximately $2.5 billion for the companies within the Acquired Fund’s portfolio. As of June 30, 2020, the weighted average market capitalization of the benchmark index was approximately $1.7 billion as compared to approximately $2.1 billion for the companies within the Acquiring Fund’s portfolio. These market capitalization measures will fluctuate over time.

[1]	The ICI White Paper states that “[t]he general criteria that are applied to determine the proper accounting surviving entity are outlined in the AICPA Accounting and Audit Guide for Investment Companies with Conforming changes as of May 1, 2003.”

Each Fund emphasizes investments in small companies that the portfolio management teams believe to be undervalued based upon various financial measures/ratios and rigorous company-specific research and analysis. The portfolio manager(s) of each Fund also considers a company’s environmental, social, and corporate governance (ESG) practices. Likewise, the Funds have identical “fundamental” (under the Investment Company Act of 1940, as amended) investment restrictions. The investment restrictions of the Acquiring Fund will apply to the Combined Fund.

As noted above, the investment approach and policies of the Combined Fund will be those of the Acquiring Fund. This factor therefore favors the Acquiring Fund as the accounting and performance survivor.

4. Expense Structure. The Acquired Fund and the Acquiring Fund each pay the Adviser an annual investment advisory fee equal to 0.80% of average daily net assets. The advisory fee paid to the Adviser by the Combined Fund will be unchanged. The Adviser has contractually agreed to reimburse expenses incurred by the Acquired Fund and the Acquiring Fund to the extent that total annual fund operating expenses (excluding acquired fund fees and expenses, taxes, brokerage expenses, and extraordinary expenses) so that the ratio of expenses of average net assets as reported in such Fund’s Financial Highlights will be no more than 1.14% and 0.99% to such Fund’s Retail Class and Institutional Class, respectively, for such period) prior to December 31, 2021. The contractual arrangement for the Combined will be unchanged. This factor therefore is neutral as to which Fund should be the accounting and performance survivor.

5. Asset Sizes. As noted above, the Acquiring Fund is substantially larger than the Acquired Fund (approximately $235 million vs. $60 million, respectively). This factor therefore favors the Acquiring Fund as the accounting and performance survivor.

Additional Possible Factors

The ICI White Paper states that the age of the portfolios and the surviving fund’s board of directors/trustees are also items that figure in the determination of which portfolio’s historical performance and financial information will be carried into the surviving fund.

1.	Age of Funds: The Acquiring Fund’s inception date is July 31, 2013, and the Acquired Fund’s inception date is December 13, 2004. This factor therefore favors the Acquired Fund as the accounting and performance survivor.

2.	Board Composition: The Acquired Fund and the Acquiring Fund are, and the Combined Fund will be, overseen by the same Board of Trustees. This factor therefore is neutral as to which Fund should be the accounting and performance survivor.

Conclusions

Applying the NAST Analysis, and considering the Reorganization, we find the following:

Four out of seven factors favor the Acquiring Fund as the accounting and performance survivor, including importantly in this instance, portfolio management and investment strategy. Two factors, the expense structure and board composition factors, are neutral as to which Fund should serve as the accounting and performance survivor of the Combined Fund. Only one factor, the relative older age of the Acquired Fund, favors a different outcome.

For these reasons, the Registrant believes the Acquiring Fund should be the accounting and performance survivor of the Reorganization.

Should you have any questions concerning the above, please call the undersigned at (513) 869-4262.

Very truly yours,

/s/ Maggie Bull

Maggie Bull, Esq. Assistant Secretary

Cc:	Peter H. Schwartz, Esq.

Davis Graham & Stubbs LLP (Counsel to the Registrant)

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